UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 12)

NRG Energy, Inc.
(Name of Subject Company)

NRG Energy, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
629377508
(CUSIP Number of Class of Securities)
J. Andrew Murphy
Executive Vice President and General Counsel
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540
(609) 524-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Stephen Fraidin
Thomas W. Christopher
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212) 446-4800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9. Exhibits
SIGNATURE

     This Amendment No. 12 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed by NRG Energy, Inc., a Delaware corporation (“NRG”), with the Securities and Exchange Commission on November 24, 2008, relating to the unsolicited offer by Exelon Corporation, a Pennsylvania corporation (“Exelon”), through its wholly-owned subsidiary, Exelon Xchange Corporation, a Delaware corporation, to exchange each outstanding share of common stock of NRG, par value $0.01 per share (“NRG Common Stock”), for 0.485 of a share of Exelon common stock, without par value, upon the terms and subject to the conditions set forth in (1) the Preliminary Prospectus/Offer to Exchange, dated November 12, 2008, as amended on December 23, 2008 (as so amended, the “Exchange Offer”) and (2) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, collectively constitutes the “Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement. Except as otherwise noted, the information set forth in the original Statement remains unchanged.
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit
No.	Description

(a)(13)	Excerpts from presentation and transcript of February 12, 2009 Earnings Call for year ended December 31, 2008

*	Incorporated herein by reference to NRG’s 425 filing with the SEC on February 12, 2009.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NRG ENERGY, INC.
By:	/s/ J. Andrew Murphy
	Name:	J. Andrew Murphy
	Title:	Executive Vice President and General Counsel

Dated: February 12, 2009

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